CHINA
3CGROUP

Investor Presentation

January 2009



Safe Harbor

Certain of the statements set forth in this presentation constitute "Forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. We have included and from time to time may make in our public filings, press releases or other public statements, certain forward-looking statements. In some cases these statements are identifiable through the use of words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "target," "can," "could," "may," "should," "will," "would" or words or expressions of similar meaning. You are cautioned not to place undue reliance on these forward- looking statements. In addition, our management may make forward-looking statements to analysts, investors, representatives of the media and others. These forward-looking statements are not historical facts and represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. There can be no assurance that such forward-looking statements will prove to be accurate and China 3C Group undertakes no obligation to update any forward-looking statements or to announce revisions to any of the forward-looking statements.



Company Overview

China 3C is a leading wholesale distributor and retailer of 3C merchandise: computers, communication products and consumer electronics. The Company specializes in wholesale distribution and retail sales of 3C products in Eastern China, focusing on products that make life more comfortable, convenient and connected.

Stock Price Information

Ticker: CHCG (OTC)

Current Price: $1.03

52 Week Range: $0.63-$4.13

TSO: 53.1 million

Avg. Daily Trading Volume: 194,778

Market Cap: $54.69 million

Fiscal Year End: Dec. 31st

Stockholders' Equity: $80 million

Debt: $0

Financial Overview

4Q08E Revenue: $79-$81 mm

4Q08E Net Income: $6-$6.2 mm

Estimated Diluted EPS: $0.11-0.12

FY08E Revenue: $305-$307 mm

FY08E Net Income: $25.7-$25.9 mm

Estimated Diluted EPS: $0.48-0.49

FY07 Revenue: $276 mm

FY07 Net Income: $22.9 mm / $0.44 EPS

Corporate Summary

- China's leading "store-in-store" Electronics Retailer

  - Over 1,000 locations in the large and fast growing Eastern China

  - Operating in multiple product categories allows 3C to more broadly penetrate retail chain partners

  - Large retail footprint allows company to negotiate better terms and prices from suppliers

  - Compelling "Store-within-Store" Operating Performance

    - High level of inventory turns

    - Low Accounts Receivable

- Wholesale business provides complementary advantages to operating model

  - Economies of scale which improves pricing and the relationships with suppliers

  - Provides 3C with broader market intelligence that allows company to make better decisions relative to retail operations (product selection, pricing and store locations)

- Enjoys significant advantages relative to its competition in China including size, customer and supplier relationships, product breadth and selection, and pricing

- Strong Balance Sheet
  - No debt
  - Strong and growing cash position

- Strong platform for future growth—organic and through acquisition





Operations



Operations

China 3C Group main competitiveness: precise market position, efficient sales networking and rapid logistic system.
China 3C Group has more than 1000 retail spots – store within store. The business model is to operate professional product terminals in mega chain stores, electronic store, supermarket and department stores

  

  

"Store within Store" Business Model

Under this model, companies such as China 3C lease their own outlets within the larger stores, and by doing so are able to avoid the capital cost, general management cost, and most financial and operational aspects of running retail stores. Our retail partners, such as the department stores, are then compensated via a management fee based on a percentage of our gross sales in their stores.






"Store within Store" Model

This operating model fits Chinese consumer traits and business developing models. It connects both suppliers and mega retailers to form strategic partnerships. This model decreases operating risks and allows for rapid scale development.






How China 3C "store-in-store" concessionaire model differs to the U.S. retail model

- 3C decreases the financial risk for its retail partners by assuming responsibility for inventory and working capital associated with distributing its products.

- 3C decreases operational risk for its retail partners by hiring and managing employees and entering the logistics issues such as wholesale purchasing, delivery, returns, and after sales service.

- 3C decreases merchandising risks for its retail partners by bringing product expertise and specific market knowledge that is difficult for large retailers to develop on their own across a broad range of product categories.

Foreign retailers in China such as Best Buy and Walmart are adjusting their business models and are embracing the concessionaire model.



Strong Store Retail Distribution

China 3C enjoys strong distribution in leading retailers throughout the Eastern China region

   

   

   

10

Supplier Relationships

China 3C Group partners with well known consumer electronic brands in China. Current leading product brands include: Toshiba, Samsung, Brothers, Philips, FongDa, TCL, Apple, Motorola, Nokia, Galanz



Panasonic
SHARP
brother
Galanz
TIANYU
SUPOR
苏泊尔
TECSUN
NOKIA
Connecting People
OLYMPUS
DEGEN
美的 Midea
Photar 丰达
BIRD
iPod
aigo
MOTOROLA

Brands and Services


Canon
AMOi 夏新
SONY
MEIZU
SIEMENS
TCL
KONKA 康佳
SANSUI
Sony Ericsson
TOSHIBA
SKYWORTH 创维电视
PHILIPS
SAMSUNG
China unicom 中国联通
BRAUN 德国博朗

2008 : There were 3,110 total products offered by China 3C including 900 in office communication category; 400 in mobile phones; 1020 in consumer digital category; 790 in home appliances category.



Wholesale / Retail Mix

In USD $ millions

	2005	2006	2007	2008E
Retail	$19.3	$108.7*	$179.9	$207.4
% of growth	52%	462%	66%	15%
Wholesale	$13.3	$39.5	$96.1	$97.6
% of growth	10%	198%	143%	2%
Total	$32.6	$148.2	$276.0	$305.0

* China 3C made acquisition in 2006



Wholesale / Retail Gross Profit Mix

In USD $ millions

	2005	2006	2007	2008 Q1-Q3
Retail	$3.2	$18.1	$35.9	$26
Gross Profit	16.3%	16.7%	20.0%	16.8%
Wholesale	$1.1	$4.7	$13.5	$9.3
Gross Profit	8.4%	11.9%	14%	13.1%
Total Gross Profit	$4.3	$22.8	$49.4	$35.3
% of Sales	13.1%	15.4%	17.9%	15.6%

Operating networking



BEIJING
HONGKONG

Company current total store count 1014, including:

Shanghai area 428 stores,
42% in total store count;

ZheJiang area 369 stores,
36% in total store count;

JiangSu area 188 stores,
19% in total store count;

AnHui 29 stores,
3% in total store count



AnHue
3%
JiangSu
19%
ShangHai
42%
ZhenJian
36%
ShangHai
ZhenJian
JiangSu
AnHue

15

Number of Retail Locations

Total Locations

	2005	2006	2007	2008
Beginning of Year	207	439	826	908
Acquisition of Stores	0	324	0	0
Stores Opened	259	84	156	138
Stores Closed	(27)	(21)	(74)	(32)
End of Year	439	826	908	1014



Number of Retail Locations

By Store Type

	2005	2006	2007	2008
Large Hypermarkets				
Carrefour	0	13	27	25
Trustmart	26	58	65	65
Walmart	0	0	0	6
Large Electronic Chains				
Suning	33	72	97	92
Gome	52	87	108	93
Yongle	0	53	58	88
Supermarkets	67	185	220	295
Independent/ Regional Chain Stores	261	358	333	350
Total:	439	826	908	1014

CHINA
3C GROUP



Number of Retail Locations

By Division

	2005	2006	2007	2008
WangDa (cell phones, accessories)	175	214	237	256
YongXin (fax machines)	264	288	274	295
SanHe (home electronics)	0	165	211	234
Joy & Harmony (consumer electronics)	0	159	186	229
Total:	439	826	908	1014



CHINA
3CGROUP

Revenue Breakdown of Four Subsidiaries
2008 Q1-Q3

2008 Q1-Q3 Four Subsidiaries Revenue Breakdown				
Subsidiaries	Appliances	Consumer Electronics	Cell Phones	Comm./ Office
revenue(million USD)	52.4	51.5	74.8	47.0
total group revenue	23%	23%	33%	21%





Single Store Analysis

2007 Total store count: 908
Store per month average revenue $16,400 USD.

2008 Total store count 1014;
Store per month average revenue 17,330 USD, a 6% increase compared to 07.

Store Prototype

Average Size:	135 sq. ft
Avg. Sales per square foot:	$1,541
Average Sales per store (annual):	$208,000
Average Capital Expenditure	$1,690
Average Inventory	$8,270
Inventory Turn	25x
Average Investment	$9,960
Average Store Net Income (annual)	$17,500
Store Costs	
Merchandise	$172,500 / 83%
Lease Cost	$11,400 / 5.5%
Other Store Costs	$6,200 / 3%



Wholesale clients

Company's strategy is to shift focus to larger store chains and away from small mom & pops

2005 wholesale client count: ~700

2006 wholesale client count: ~900

2007 wholesale client count: ~1300

2008 wholesale client count: 537
 (Total count decreased from 2007 due to company strategy to focus on mega store customers)



China 3C Group Financials





Financial Performance

2005 Revenue: $32.6million USD, Profit: $1.5million USD, EPS: $0.04

2006 Revenue: $148.2million USD, Profit: $11.3million USD, EPS: $0.24

2007 Revenue: $276.0 million USD, Profit: $22.9 million USD, EPS $0.44





Financial Performance

1Q08 Revenue: $68.2 million USD, Profit $5.8 million USD, EPS: $0.11

2Q08 Revenue: $78.5 million USD, Profit $ 7.6 million USD, EPS: $0.14

3Q08 Revenue: $79.1 million USD, Profit $6.4 million USD, EPS: $0.12



Strong Balance Sheet
(3Q08 vs. 4Q07)

ASSETS		Sep. 30, 2008	Dec. 31, 2007
Current Assets			
Cash and cash equivalents	$	31,678,969	$ 24,952,614
Accounts receivable, net		19,543,726	8,077,533
Inventory		15,223,160	6,725,371
Advance to supplier		1,455,775	2,572,285
Prepaid expenses		107,537	382,769
Total Current Assets		68,009,167	42,710,572
Property & equipment, net		71,379	89,414
Goodwill		20,348,278	20,348,278
Refundable deposits		41,710	48,541
Total Assets	$	88,470,534	$ 63,196,805
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities			
Accounts payable and accrued expenses	$	5,973,337	$ 3,108,235
Income tax payable		2,351,617	2,684,487
Total Current Liabilities		8,324,954	5,792,722
Total Stockholders' Equity		80,145,580	57,404,083
Total Liabilities and Stockholders' Equity	$	88,470,534	$ 63,196,805

Market Opportunity for China 3C Group

With rapid economic growth, China has become the second largest consumer electronic market after US. In 2007, total sales for 3C goods (computers, communications productions, consumer electronics) exceeded $113 billion USD. In 2008, the estimated size of the 3C market is expected to be approximately $150 billion USD, representing annual growth exceeding 30%.



The estimated size of the 3C market is expected to be $150 billion USD in 2008, of which 30% will be in the region of Eastern China.



In 2008, our revenues were approximately 0.6% of the market in Eastern China and 0.2% in all of China.

In 2008, our revenues were approximately 0.6% of the market in Eastern China and 0.2% in all of China. We still have a strong opportunity to grow our business and plan to capture additional market share through improvements to our operating structure, enhanced logistic integration and quality additions to our management team. Our goal is to be a leading 3C retailer in China.

Acquisition of Jinhua Baofa Logistic

Jinhua Baofa Logistic Ltd, founded in 2001, is a well-known transportation logistics company in Eastern China. Jinhua has been in operation since 2001 and employs approximately 350 people. Jinhua has around 280 customers and operates a fleet of more than 70 trucks and transports freight in more than 20 cities in Eastern China.

For the nine months ended September 30, 2008, Jinhua had sales of $7.85 million, net income of $1.69 million and gross margin of 32.2%. This acquisition is expected to be accretive immediately upon closing.

The total amount of consideration payable for this transaction is approximately $17.4 million, with consideration to be paid all in cash. We expect to complete the transaction by March 31, 2009.

The acquisition of Jinhua Logistic is essential to our expansion plan of opening franchised stores and direct-operating stores in 2009. It provides a solid foundation for the company to expand business outside Eastern China. Jinhua Logistic's distribution centers nationwide will become China 3C's distribution and management centers for our franchised stores.

Management Team

Zhenggang Wang, CEO

Mr. Wang started his business of selling small electronics such as telecommunication electronics in 1990. Mr. Wang established Yiwu Yong Xin Communication Ltd. in 1997, which was engaged in the sale of telephones and fax machines. In 1998, Mr. Wang established Hangzhou Wang Da Electronics Co., Ltd. which was engaged in the sale of mobile phones. In 2005, Mr. Wang became the CEO of Zhejiang Yong Xin Digital Technology Co., Ltd. and he was the first person who utilized "store-in-store" business model in retail business of 3C Products. Mr. Wang received his EMBA degree from Zhejiang University. In December 2008, Mr. Wang was named an "Outstanding Private Entrepreneur of China" at the Fifth Annual China Private Economy Summit.

Xiang Ma, President

From 1996 to 1999, Mr. Ma was a manager in charge of telecommunication at Zhejiang Chuanhua, a high-tech company listed in China. From 1999 to 2007, Mr. Ma served as the General Manager of Yiwu Yong Xin Communication Ltd. Mr. Ma received his bachelor degree in business administration from Zhejiang University.

Weidong Huang, CFO

From November 1994 to August 1998, Mr. Huang served as the Chief Financial Officer of China Automobile Yinxin Corporation. From December 2003 to July 2006, Mr. Huang served as the Assistant General Manager of Zhongcai State-owned Enterprise Investment Group. From August 2006 to June 2007, Mr. Huang served as the General Manager of Hangzhou Jinda Investment Consulting Company. Mr. Huang holds a CPA and CIA license in China. He also worked as a financial planner at the Ministry of Finance and Planning. Mr. Huang received his degree from Jinhua Business Administration Institute.

Awards

China 3C Group enjoys strong relationships and has a great reputation with suppliers and customers. The company is proud to be the recipient of many notable awards.

- Named to the Forbes List of Asia's Best 200 Under A Billion
- Outstanding retailer for Panasonic, Samsung, Motorola, Apple and Nokia
- Outstanding partner for Philips, CJT and FengDa
- AAA rating by Bank of Shanghai


Among
Forbes
Asia
200 Best
Under A
Billion


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